Exhibit 13.4

TRANSALTA CORPORATION

RECONCILIATION TO UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

DECEMBER 31, 2010

INDEPENDENT AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of TransAlta Corporation

On February 23, 2011, we reported on the consolidated balance sheets of TransAlta Corporation as at December 31, 2010 and 2009 and the consolidated statements of earnings and retained earnings, comprehensive income and cash flows for each of the years in the three year period ended December 31, 2010 (the “Consolidated Financial Statements”) which are included in the Annual Report on Form 40-F.

In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) of the Consolidated Financial Statements, we also have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” included in the Form 40-F.  This supplemental note is the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in the supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles”, the Corporation changed its method of accounting for business combinations and non-controlling interest by the adoption of the guidance originally issued by the Financial Accounting Standards Board (FASB) Statement No. 141(R), Business Combinations (codified in FASB Accounting Standards Codification (ASC) Topic 805, Business Combinations), and FASB Statement No. 160, Non Controlling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin (ARB) No. 51 (codified in FASB ASC Topic 810, Consolidation), both effective January 1, 2009.

Calgary, Canada	Signed “Ernst & Young LLP”
February 23, 2011	Chartered Accountants

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

This financial information has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, in most respects, conform to the United States Generally Accepted Accounting Principles (“U.S. GAAP”). This information does not include all of the disclosures included in TransAlta Corporation’s annual consolidated financial statements.  Accordingly, this information should be read in conjunction with the Corporation’s most recent annual audited consolidated financial statements. All amounts herein are in millions of Canadian dollars unless otherwise noted.

The material differences to reconcile Canadian GAAP to U.S. GAAP are described below:

A.  EARNINGS, EARNINGS PER SHARE (“EPS”) AND COMPREHENSIVE INCOME INFORMATION

Year ended Dec. 31	Reconciling items	2010	2009(1)	2008
Net earnings attributable to TransAlta - Canadian GAAP		219	181	235
Net earnings attributable to non-controlling interests - Canadian GAAP		20	38	61
Embedded derivative, net of tax	X	(19)	(21)	-
Pension cost, net of tax	V	(6)	(6)	(6)
Depreciation, net of tax	IX	(1)	1	-
Start-up costs, net of tax	III	-	5	-
Share-based payments, net of tax	VII	-	(1)	1
Sale of minority interest in Kent Hills	VIII	-	(1)	-
Acquisition-related costs, net of tax	IX	-	(26)	-
Net earnings - U.S. GAAP		213	170	291
Net earnings attributable to non-controlling interests - U.S. GAAP		20	38	61
Net earnings attributable to TransAlta - U.S. GAAP		193	132	230
Preferred share dividends - Canadian & U.S. GAAP		1	-	-
Net earnings attributable to common shareholders - U.S. GAAP		192	132	230
Weighted average number of common shares outstanding in the period		219	201	199

Net earnings attributable to common shareholders per share, basic and diluted - U.S. GAAP		0.88	0.66	1.16
(1) Certain comparative figures have been adjusted. See Note D IX.

Year ended Dec. 31	Reconciling items	2010	2009(1)	2008
Net earnings - U.S. GAAP		213	170	291
Other comprehensive income attributable to TransAlta - Canadian GAAP		14	65	306
Employee future benefits	V	(16)	(22)	(18)
Cash flow hedges	I	(12)	(12)	7
Cash flow hedges - non-controlling interests	XII	(16)	-	-
Total other comprehensive income (loss) - U.S. GAAP		(30)	31	295
Comprehensive income - U.S. GAAP		183	201	586
Comprehensive income attributable to non-controlling interests - U.S. GAAP		4	38	61
Comprehensive income attributable to TransAlta - U.S. GAAP		179	163	525
(1) Certain comparative figures have been adjusted. See Note D IX.

B.  BALANCE SHEET INFORMATION

		Dec 31, 2010		Dec. 31, 2009
	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP (1)
Assets
Property, plant, and equipment, net	I, IX	7,577	7,577	7,559	7,462
Goodwill	IX	517	492	434	496
Net risk management assets	X	315	259	245	216
(including current portion)

Liabilities
Accounts payable and accrued liabilities IX		503	503	521	523
Deferred credits and other liabilities	V	169	316	147	265
Net future or deferred income tax liabilities	I, II, V, X, IX	467	415	473	409
(including current portion)
Non-controlling interests	XIII	435	-	478	-

Equity
Contributed surplus	IV	-	133	-	133
Retained earnings	IV, V, IX, X	533	310	634	437
Accumulated other comprehensive income	I, V	140	55	126	69
Non-controlling interests	XIII	-	435	-	478
(1) Certain comparative figures have been adjusted. See Note D IX.

C. ACCUMULATED OTHER COMPREHENSIVE INCOME (AOCI)

The components of AOCI under Canadian GAAP and U.S. GAAP are as follows:

		Dec 31, 2010		Dec. 31, 2009
	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Cumulative unrealized losses on translating self-sustaining foreign operations, net of hedges and tax		(92)	(92)	(63)	(63)
Cumulative unrealized gains on cash flow hedges, net of tax	I	232	232	189	201
Pensions, net of tax	V	-	(85)	-	(69)
Accumulated other comprehensive income		140	55	126	69

D. RECONCILING ITEMS

I. Cash Flow Hedges

Under Canadian GAAP, certain gains and losses on derivatives designated as cash flow hedges can be included in the carrying amount of the underlying hedged item. Under U.S. GAAP, these gains and losses must remain in Other Comprehensive Income (“OCI”), and similar to Canadian GAAP, are recognized into net earnings in the same period during which the underlying hedged item affects net earnings.

II.  Income Taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP are as follows:

	Dec 31, 2010	Dec. 31, 2009 (1)

Future income tax liabilities (net) under Canadian GAAP	(467)	(473)
Pensions	38	32
Cash flow hedges	-	(4)
Embedded derivatives	14	7
Purchase price allocation adjustment	-	29
Deferred income tax liabilities (net) under U.S. GAAP	(415)	(409)

Comprised of the following:
	Dec 31, 2010	Dec. 31, 2009

Long-term deferred income tax assets	296	273
Current deferred income tax liabilities	(77)	(45)
Long-term deferred income tax liabilities	(634)	(637)
	(415)	(409)
(1) Comparative figures have been adjusted. See Note D IX

In 2007, TransAlta adopted Financial Accounting Standards Board (“FASB”) Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), now contained in FASB Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. Unrecognized tax benefits decreased by $78 million for the year ended Dec. 31, 2010 ($9 million for the year ended Dec. 31, 2009), resulting in a balance as of Dec. 31, 2010 of $33 million ($111 million as of Dec. 31, 2009).

The reconciliation between the opening and closing unrecognized tax benefits is provided below:

Accounting for Uncertainty in Income Taxes

Balance, Dec. 31, 2008	120
Decrease as a result of settlements with taxation authorities	(12)
Increase as a result of tax positions taken	3
Balance, Dec. 31, 2009	111
Decrease as a result of settlements with taxation authorities	(92)
Increase as a result of tax positions taken	14
Balance, Dec 31, 2010	33

These unrecognized tax benefits, if recognized, would affect the effective tax rate. No material increase or decrease in unrecognized tax benefits is expected in the next 12 months.

The Corporation’s income tax filings are subject to audit examination by taxation authorities.  As at Dec. 31, 2010, the tax years that remain subject to examination in major jurisdictions are: 2003 – 2009 in Canada, 2006 – 2009 in the U.S., 2003 – 2008 in Mexico, and 1996 – 2009 in Australia.

The Corporation’s accounting policy is to include penalties and interest as a component of income tax expense. As at Dec. 31, 2010, $8 million of accrued interest and penalties is included in deferred income tax liabilities ($5 as at Dec. 31, 2009).

III.  Start-Up Costs

Costs associated with start up activities were previously deferred and amortized under Canadian GAAP, whereas under U.S. GAAP they are expensed in the year incurred.

IV.  Contributed Surplus

In 1998, the Corporation transferred generation assets to one of its subsidiaries, TA Cogen. TA Power, an unrelated entity, concurrently subscribed for a minority interest in TA Cogen. The fair value paid by TA Cogen for the assets exceeded their historical carrying values. For Canadian GAAP, the Corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain on disposition. TA Power held an option to resell its interest in TA Cogen to the Corporation in 2018, and in 2003, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under FASB Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements, now contained in FASB ASC Topic 810, Consolidation, the option initially held by TA Power to potentially resell TA Cogen units to the Corporation in 2018 causes the excess of the consideration paid by TA Power over the Corporation’s historical carrying value in these assets to be characterized as contributed surplus.

V.  Pension Plans

Under Financial Accounting Standards No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in FASB ASC Topic 715, Compensation – Retirement Benefits, actuarial gains and losses recognized on pension plans and postretirement benefits are recorded to OCI and are charged to earnings as services are rendered. Under Canadian GAAP, actuarial gains or losses exceeding a certain threshold are charged to earnings as services are rendered. Consequently, the pension benefit cost under U.S. GAAP is impacted by the amounts amortized through AOCI which does not affect the pension benefit cost under Canadian GAAP. The pension benefit cost is adjusted for this difference.

Pre-tax amounts recognized in AOCI are as follows:

Year ended Dec. 31	2010			2009
	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Net actuarial loss	(106)	(6)	(112)	(80)	(11)	(91)
Past service cost	(2)	(2)	(4)	(2)	(2)	(4)
Difference between Canadian and U.S. GAAP included in AOCI	(108)	(8)	(116)	(82)	(13)	(95)

Pre-tax amounts recorded in Other Comprehensive Income (“OCI”) were as follows:

As at Dec. 31	2010
	Pension benefits	Other benefits	Total
Amortization of net loss from AOCI to net income	(5)	(1)	(6)
Net actuarial loss (gain)	31	(4)	27

The estimated net actuarial loss and prior service cost for defined benefit pension plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year is $4 million. The estimated net actuarial loss and prior service cost for other defined benefit postretirement plans that will be amortized from AOCI into net periodic benefit cost over the next fiscal year is $1 million.

VI.  Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method.  However, in accordance with practices prescribed by the United States Security and Exchange Commission (“SEC”), the Corporation, as a Foreign Private Issuer, has elected to account for incorporated joint ventures using the proportionate consolidation method. See disclosure of the amounts proportionately consolidated in Note 33 of the Corporation’s 2010 annual audited consolidated financial statements.

VII.  Share-Based Payments

Under U.S. GAAP FAS 123(R), now contained in FASB ASC Topic 718, Compensation – Stock Compensation, the Corporation is required to measure the cost of employee services received in exchange for an award of cash-settled instruments based on the current fair value of the award, whereas under Canadian GAAP, measurement is based on intrinsic value. The fair value of the award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the service period will be recognized as compensation expense over that period. The difference in measurement had no impact on the financial information presented herein as it was immaterial.

VIII.  Sale of Minority Interest

During the fourth quarter of 2010, the Corporation sold a 17 per cent interest in its Kent Hills expansion project to Natural Forces Technologies Inc. (“NFT”) and realized a pre-tax gain of less than $1 million under Canadian GAAP. During the second quarter of 2009, the Corporation sold a 17 per cent interest in its Kent Hills project to NFT and recorded a pre-tax gain of $1 million in accordance with Canadian GAAP.  FAS 160, Noncontrolling Interests in Consolidated Financial Statements, now contained in FASB ASC Topic 810, Consolidation, requires that any difference between the fair value of the consideration received and the amount by which the non-controlling interest is adjusted should be recognized in equity attributable to the parent. As at Dec. 31, 2009, $1 million of other income has been reclassified and included in retained earnings.

IX.  Acquisition of Canadian Hydro Developers

On Oct. 23, 2009, TransAlta completed the acquisition of 87 percent of the outstanding common shares of Canadian Hydro Developers. On Nov. 4, 2009, TransAlta acquired the remaining 13 percent of the issued and outstanding shares. The acquisition was accounted for under U.S. GAAP, FASB ASC Topic 805, Business Combinations. Acquisition-related costs of $26 million, net of tax, were expensed in 2009 under U.S. GAAP rather than capitalized, as permitted under Canadian GAAP. The 2009 preliminary purchase price allocation was based on best estimates by TransAlta’s management. During the fourth quarter of 2010, Management updated the preliminary assumptions used in the purchase price allocation and as permitted under Canadian GAAP, applied the adjustments retrospectively, without restatement, as at Dec. 31, 2010. FASB ASC Topic 805, Business Combinations requires that any adjustments identified during the measurement period be made retrospectively as at the acquisition date. Accordingly, the 2009 U.S. GAAP Balance Sheet and the 2009 U.S. GAAP Statement of Net Earnings and Comprehensive Income have been restated, as follows:

Balance Sheet	Dec. 31, 2009 Increase (Decrease)
Assets:
Property, plant, and equipment	(103)
Intangible assets	(10)
Goodwill	87
(26)
Liabilities:
Current liabilities	2
Deferred income tax liabilities	(29)
(27)
Net earnings impact	1

The net earnings impact is as a result of reduced depreciation and amortization expense, net of tax.

X.  Embedded Derivatives

Under U.S. GAAP, FASB ASC Topic 815, Derivatives and Hedging, an embedded foreign currency derivative instrument is required to be separated from its host contract when the currency in which the price of the related good or service that is acquired or delivered is not routinely used in international commerce and is not the functional currency of the parties to the contract. Under Canadian GAAP, the separation of the embedded derivative is not required if the currency of the embedded foreign currency derivative instrument is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place. As a result of the difference in standards for recognizing embedded foreign currency derivatives, TransAlta is required to separately record an embedded derivative under U.S. GAAP.  As at Dec. 31, 2010, $56 million (Dec. 31, 2010 - $29 million) was recognized as a risk management liability. During the year ended Dec. 31, 2010, the loss on the foreign currency derivative instrument increased by $27 million (Dec. 31, 2009 - $29 million) and an unrealized loss of $19 million, net of tax, (Dec. 31, 2009 - $21 million) has been recognized in net earnings.

XI.  Private Equities

TransAlta holds private equity funds in its Canadian pension plan that are redeemable on maturity of the related ten year agreements. These private equities seek to provide a return to investors with the following strategies: Lumira Capital I Limited Partnership holds a mixture of public and private companies in the life sciences sector; Novacap II, L.P. operates a venture capital business specializing in the manufacturing and technology sectors; and Northleaf Global Private Equity Investors I seeks to build a diversified portfolio of investments in private equity funds managed by fund mangers with a focus on investments in venture capital and buyout funds, principally in North America and Western Europe.

XII.  Non-Controlling Interests in Other Comprehensive Income

U.S. GAAP, FASB ASC Topic 810, Consolidation, requires that comprehensive income or loss be reported at the consolidated entity amount and attributed to the parent and the non-controlling interest. Under Canadian GAAP, comprehensive income or loss is reported as only the parent’s share.

XIII.  Non-Controlling Interests - Presentation

Under U.S. GAAP, FASB ASC Topic 810, Consolidation, the amount of non-controlling interest is presented on the Balance Sheet within equity, separate from the parent’s equity, whereas under Canadian GAAP, non-controlling interest is presented as a separate item on the Balance Sheet, outside of equity.

E.  CHANGES IN ACCOUNTING STANDARDS

I.  Current Accounting Changes

1. On Jan. 1, 2010, the Corporation adopted Accounting Standards Update (“ASU”) No. 2009-16, Accounting for Transfers of Financial Assets, which amends the codification of FAS 166 issued in June 2009 and is now contained in FASB ASC Topic 860, Transfers and Servicing. Statement 166 is a revision to Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This amendment requires additional disclosures on transfers of financial assets, including securitization transactions and continued exposure to the risks related to transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity”, and provides requirements for derecognizing financial assets. The implementation of this ASU did not have an impact on this financial information.

2. On Jan. 1, 2010, the Corporation adopted ASU No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends the codification of FAS 167 issued in June 2009 and is now contained in FASB ASC Topic 810, Consolidation. Statement 167 is a revision to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities and provides guidance on how to determine when an entity that is insufficiently capitalized or is not controlled through voting (or similar) rights should be consolidated. The implementation of this ASU did not have an impact on this financial information.

3. On Jan.1, 2010, the Corporation adopted ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, now contained in FASB ASC Topic 820, Fair Value Measurements and Disclosures. This amendment requires new disclosures regarding the amounts, and descriptions, of significant transfers in and out of Level 1 and 2 fair value measurements. It also clarifies existing disclosures regarding i) the level of disaggregation of fair value measurement disclosures; and ii) inputs and valuation techniques.  The implementation of this ASU did not have an impact on this financial information.

4. On Jan. 1, 2010, the Corporation adopted ASU No. 2010-08, Technical Corrections to Various Topics. The amendments in this Update do not change U.S. GAAP, but rather eliminate inconsistencies and outdated provisions and provide clarifications, where needed. The implementation of this ASU did not have an impact on this financial information.

5. On Feb. 24, 2010, the Corporation adopted ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements, now contained FASB ASC 855, Subsequent Events. The Update requires subsequent events to be evaluated through the date that the financial statements are issued. The implementation of this ASU did not have an impact on this financial information.

6. On July 1, 2010, the Corporation adopted ASU No. 2010-11, Scope Exception Related to Embedded Credit Derivatives, now contained in FASB ASC Topic 815, Derivatives and Hedging, which clarify the scope exception for embedded credit derivative features related to the transfer of credit risk in the form of subordination of one financial instrument to another. The implementation of this ASU did not have an impact on this financial information.

7. On July 21, 2010, the Corporation adopted the year end disclosure requirements in ASU No. 2010-20, Disclosures about the Credit Qualify of Financing Receivables and the Allowance for Credit Losses, now contained in FASB ASC Topic 310, Receivables. The implementation of this ASU did not have an impact on this financial information.

II.  Future Accounting Changes

There are a number of issued ASU’s that may potentially affect the Corporation’s future interim and annual reconciliations to U.S. GAAP. However, TransAlta has adopted International Financial Reporting Standards effective Jan. 1, 2011 and as a result, will no longer be required to prepare a reconciliation to U.S. GAAP.